

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Peter Anthony Chiodo
Chief Executive Officer
Soul & Vibe Interactive Inc.
1600 South Hwy 100, Suite 500
St. Louis Park, MN 55416

> **Re: Soul & Vibe Interactive Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 25, 2015**
> **File No. 000-55091**

Dear Mr. Chiodo:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management

1.   Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. Note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of "any class of the registrant's voting securities." In this regard, we note that you have not separately disclosed the beneficial ownership of each class of your voting securities. In revising the beneficial ownership table, please ensure that you disclose the percentage of each class of voting securities owned by each individual or entity included in the table.

Action 1 – To Authorize the Board of Directors to Effectuate the Reverse Split of Common Stock

2.   We note that you propose to effect a reverse stock split without reducing the number of shares authorized for issuance, which will have the effect of creating a significant amount

of newly available authorized shares of common stock relative to shares of outstanding stock. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Staff Attorney

cc: Richard Friedman, Esq.
        Sichenzia Ross Friedman Ference LLP